CHINA HOUSING & LAND DEVELOPMENT, INC.

6 YOUYI DONG LU, HAN YUAN 4 LOU
XI’AN, SHAANXI PROVINCE
CHINA 710054

July 29, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington D.C. 20549
United States of America

Attention:  Ms. Pamela Long

Re:	China Housing & Land Development, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed April 13, 2009
File No. 333-149746

Annual Report on Form 10-K
Filed March 25, 2009
File No. 001-34065

Dear Ms. Long:

Thank you for your comment letter dated May 7, 2009 on our above-referenced Registration Statement on Form S-1 and Annual Report on Form 10-K.  We are writing to you to provide responses to your comments in connection with our filing of Amendment No. 7 to the Registration Statement and Amendment No. 1 to the Annual Report on Form 10-K.

For the convenience of the staff of the SEC (the “Staff”), each of the SEC’s comments is set out immediately preceding the corresponding response.

Amendment No. 6 to Registration Statement on Form S-1

General

1.
Please update all dates contained in the registration statement so that the document reflects the most recent information available. Specifically, please update the amount of common stock outstanding prior to the offering on pages 4 and 14, the information relating to footnote 1 of the Selling Stockholder table on page 15, and the Security Ownership of Certain Beneficial Owners and Management Table on page 42.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

Response

Please be advised that we have updated the amount of common stock outstanding prior to the offering on pages 4 and 14, the information relating to footnote 1 of the Selling Stockholder table on page 15, and the Security Ownership of Certain Beneficial Owners and Management Table on page 43. We have also updated all dates contained in the registration statement so that the document reflects the most recent information available.

2.
The disclosure contained at the end of the Financial Statements under the following headings appears to have been duplicated in error from your Form 10K. Please note that this information is not required to be included in your registration statement and may be confusing if presented as enumerated items from the Form 10-K:

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.
Item 9A. Controls and Procedures.
Item 9B. Other Information.

Response

Please be advised that we have deleted Item 9, Item 9A and Item 9B at the end of the Financial Statements.

3.
Please revise your disclosures where you disclose an amount in Chinese Yuan Renminbi (RMB) to also provide the US dollar equivalent. As the US dollar is your reporting currency, this disclosure will allow investors to understand the amount being discussed in comparison to your consolidated financial statements. For example, on page 3 you disclose the purchase price and other financial results for Xinxing in RMB without also disclosing the US dollar equivalent.

Response

Please be advised that we have revised our disclosures where we disclose an amount in Chinese Yuan Renminbi (RMB) to also provide the US dollar equivalent.

Prospectus Summary, page 2

Our Company, page 2

4.
We note that you have continued to disclose that the US$26.2 million promissory note for the New Land acquisition is due January 30, 2009. Please update this disclosure to state that the original shareholders of New Land agreed to extend the loan to December 31, 2009 including the remaining amount due under the note as of December 31, 2008. Refer to your disclosure on page 52 of your fiscal year 2008 Form 10-K.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

Response

Please be advised that we have updated the disclosure and added the following on page 2:

As of December 31, 2008, the remaining balance of the note amounted to $5,606,449 and New Land’s original shareholders have agreed to extend the maturity date to December 31, 2009.

5.
We note that the registration rights agreement for the 5.0% Senior Secured Convertible Notes required you to have an effective registration statement within 120 days after the closing on the notes. Please revise your disclosure to state whether you are subject to the payment of any fees or penalties for non-compliance with the required timeframe along with the payment amounts required. If these payments are material, please include disclosure of the amounts in note 13 to your consolidated financial statements. Refer to paragraph 12 of FSP EITF 00-19-2 for guidance.

Response

Please be advised that we have revised the disclosure to add the following on page 3:

The Company is subject to the late registration penalty payment equal to the product of (i) the Investor’s outstanding principal amount and (ii) the quotient obtained by dividing 12% by 360 (the “Late Payments”). Currently, the Company is in the process of negotiating the waiving of the Late Payments with Investors.

6.
Please revise your disclosures either on page 3 or on page 4 regarding the registration rights agreement required timeframe for the effectiveness of the registration statement for the common stock underlying the 5.0% Senior Secured Convertible Notes and warrants. Currently, the timeframe disclosed are inconsistent.

Response

Please be advised that we have revised the disclosure as follows on pages 3 and 4:

       In connection with this transaction, the Company and the Investors entered into a registration rights agreement (the “Registration Rights Agreement”) to register the common stock issuable upon conversion of the Notes and the exercise of the warrants. Pursuant to the terms and conditions of the Registration Rights Agreement, the Company has agreed to register within 60 calendar days after closing shares of common stock issuable to the Investors for resale on a Form S-3 Registration Statement to be effective no later than the 180th day after the closing date of the transaction.  If Form S-3 is not available at that time, then the Company will file a Registration Statement on such form as is then available to effect a registration of the Registrable Securities, subject to the consent of the Investors, which consent will not be unreasonably withheld. The Company shall register an amount of common stock for resale that equals at least 125% of the sum of shares issuable upon conversion of the Notes and the exercise of the warrants. The registration rights granted under the Registration Rights Agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

Risk Factors, page 6

7.	We note that the Form 10-K includes several risk factors that are not included in the Form S-1. Please update the risk factor disclosure in the Form S-1 to include all material risks.

Response

Please be advised that we have updated the risk factors in the Form S-1 to include all material risks.

Management, page 28

8.
On page 29, we note that Mr. Genxiang Xiao resigned as Chief Administrative Officer on January 12, 2009. If true, please reflect this change throughout the registration statement and on the signature page when identifying Mr. Xiao. Please also revise other discrepancies regarding job titles in this section, the Summary Compensation Table, other places in the Executive Compensation section, and the signature page.

Response

Please be advised that we have revised Mr. Gangxiang Xiao’s title change throughout the Registration Statement.

Executive Compensation, page 30

9.	Please note that since you are a smaller reporting company, you may provide the scaled disclosure in paragraphs (m) through (r) of Item 402 of Regulation S-K.

Response

We acknowledges the Staff’s comment and has revised the disclosure in the Executive Compensation section of the Registration Statement in accordance with the disclosure required for a smaller reporting company.

10.
We note that much of your discussion throughout the Executive Compensation section focuses on compensation awarded in 2007 or for goals achieved in 2007. As applicable, please revise and update to include discussion of 2008.

Response

We advise the Staff that no stock awards were granted in 2009 to our executive officers as required goals were not achieved in 2008.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

Compensation Discussion and Analysis, page 30

11.
On page 32, we note your statement that you have not issued any type of compensation shares subject to vesting. However, on page 33, we note that you entered into an employment agreement with William Xin whereby you agreed to grant him 100,000 shares of common stock which will vest over a three year employment period. Please advise or revise accordingly.

Response

Please be advised that, in response to the Staff’s comment, we have deleted the sentence that “Currently, we have not issued any type of compensation shares subject to vesting” and revised the paragraph as the following on page 35:

        The awards of restricted shares of common stock under the Stock Incentive Plan 2007-2008 are immediately vested upon issuance due to the fact that they were issued retrospectively post the achievement of performance goals in 2007.  Currently, we have agreed to issue a total of 72,222 shares of the Company’s common stock to our former Chief Financial Officer, William Xin, of which 33,333 shares, as part of his 2008 compensation, have been issued, 22,222 shares, as part of his 2009 compensation from January 1, 2009 to September 1, 2009, will vest on September 1, 2009 and 16,667 shares, issued as a part of Mr. Xin’s severance package, will vest on December 31, 2009.  Other than the shares we issued to Mr. Xin, which are a part of his compensation and severance packages, we have not issued any compensation shares subject to vesting.

Summary Compensation Table, page 32

12.	Please include a Total Compensation column for the Summary Compensation Table. See Item 402(n)(1) of Regulation S-K.

Response

Please be advised that we have included a Total Compensation column for the Summary Compensation Table.

13.
We note that you pay a monthly base salary, a monthly bonus, and an annual bonus. Please clarify how these components of executive compensation are reflected in the Summary Compensation Table. If the monthly bonus and the annual bonus are reflected in the same Bonus column, please quantify each in a footnote to the Summary Compensation Table.

Response

In response to the Staff’s comment, we have revised the Summary Compensation Table on page 35 of the Registration Statement to reflect both the monthly bonus and the annual bonus in different columns.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

14.
We note that you entered into an employment agreement with Pinji Lu on June 1, 2008 to provide him annual compensation of $200,000. From the Summary Compensation Table, it does not appear that Mr. Lu received this amount of annual compensation in 2008. Please advise or revise.

Response

Please be advised that we have included the following disclosure:

On June 1, 2008, the Compensation Committee has approved a proposal to increase Chairman Lu’s total annual compensation, including year end bonus, to $200,000.  The Company accrued $100,000 for half of fiscal 2008.  But the amount was never distributed and therefore not included in the Summary Compensation Table.

15.
For the stock awards granted, please revise footnotes 2 and 3 to the Summary Compensation Table to discuss how you arrived at the dollar amounts listed. For persons other than Mr. Xin, it appears that the stock awards include stock grants issued under the 2007 Stock Incentive Plan and certain mortgaged shares described on page 37. For Mr. Xin, please disclose the assumptions made in the valuation of his stock award. See Instruction to Item 402(n)(2)(v) and (vi).

Response

Please be advised that we have revised footnotes 2 and 3 to the Summary Compensation Table on page 36 as the following:

2.
The Company’s bonus has been mostly in cash. Whether the bonus can be issued in stock is discretionary with the Compensation Committee. Other than the stocks issued under the 2007 Stock Incentive Plan, we have not issued any stock bonus. The dollar value of stock is based on the stock price of $3.99 per share, the closing price of our common stock on the NASDAQ on July 2, 2008. Based on the Guidelines, the general principle for the executive compensation is that annual compensation equals to (monthly base salary + monthly bonus) * 12 + annual bonus. Annual compensation is a fixed amount determined by the Compensation Committee at the beginning of the year based on the business operation condition, market and individual positions and capabilities. Every month, each individual is paid a certain amount of base and monthly bonus, which, for 12 months, constitutes 40-60% of the total annual compensation (the percentage is determined by the amount of annual compensation; the smaller the amount is, the bigger the percentage will be allocated). The rest of the compensation, based on the performance evaluation at year end, will be paid to executive officers all at once, independent of whether the executive officers can meet their monthly performance targets.  The annual bonus is the bonus paid to those who meet their annual performance targets.  It is unrelated to the monthly bonus.

3.
The stock awards column shows all stocks paid to our executives, which includes the stocks paid in 2008 for their 2007 performance and the bonus shares of the common stock mortgaged for the make-good provision payment pursuant to the Share Purchase Agreement in connection with the private placement on May 9, 2007. The stock awards amount is based on the stock price of $3.99 per share, the closing price of our common stock on the NASDAQ on July 2, 2008.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

We advise the Staff that for 2008, the stock award Mr. William Xin received as part of his compensation is based on the stock price of $1.29, the closing price of our common stock on the NASDAQ on December 31, 2008.  In accordance with paragraph 10 of SFAS 123R, the share based compensation with employees should be “measured based on the grant-date fair value of the equity instruments issued.”

According to paragraph A77 of SFAS 123R, “the definition of grant date requires that an employer and employee have a mutual understanding of the key terms and conditions of the share-based compensation arrangement.”  The grant date was determined to be December 31, 2008 because the shares granted were for Mr. Xin’s employment for fiscal year 2008.

In conclusion, the grant date of restricted shares is determined to be December 31, 2008 and the fair value of restricted shares was calculated based on the grant date’s closing price of $1.29.

Director Compensation Table, page 34

16.	Please include a Total Compensation column for the Director Compensation Table. See Item 402(r)(1) of Regulation S-K.

Response

Please be advised that we have included a Total Compensation column for the Director Compensation Table.

Grants of Restricted Stock Awards, 36

17.
On page 37, we note your discussion of the Make-Good Obligation of the Share Purchase Agreement in connection with the private placement on May 9, 2007. Please disclose whether you met the after-tax net income targets for fiscal years 2007 and 2008. If you did not meet one or both of these targets, please disclose the type of shares paid to the private placement purchasers (management-held or newly issued) and when these shares were paid. It appears to us that you met the after-tax net income target for 2007, but not for 2008.

Response

In response to the Staff’s comment, we have added the following disclosure on page 40 of the Registration Statement:

According to the Company’s 2007 and 2008 audited annual report, the after-tax net income of the Company during fiscal year 2007 and 2008 was $16.7 million and $9.6 million, respectively. Thus, The Company met the general performance goal for fiscal year 2007 under the make-good obligation of the Share Purchase Agreement in connection with the private placement on May 9, 2007 and did not meet the general performance goal for fiscal year 2008.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

For fiscal year 2007, as the Company met the general performance goal, no management-held shares (shares mortgaged for the make-good provision payment) were distributed to private placement purchasers. And according to Compensation Committee’s resolution, 510,000 newly issued shares were awarded to executive officers as bonus shares.

For fiscal year 2008, the Company failed to meet the general performance goal. Therefore, 510,000 management-held shares (shares mortgaged for the make-good provision payment) will be distributed to private placement purchasers and no newly issued shares from the Company will be awarded to executive officers. As of June 5, 2009, the Company is still in the process of distributing 510,000 management-held shares to private placement purchasers.

18.
On page 37, we note your discussion relating to the Bonus Shares of the Common Stock Mortgaged for the Make-Good Provision Payment. Please clarify whether the awards of these bonus shares to certain executive officers depended upon whether you met the after-tax net income targets for 2007 and 2008. Please also clarify when these awards were made to the executive officers and where they are reflected in the Summary Compensation Table.

Response

Please be advised that the awards of these bonus shares to our executive officers depended upon whether they met the after-tax net income targets for 2007 and 2008. These awards were made to the executive officers on July 2, 2008, and are reflected under the “Stock Awards” column of the Summary Compensation Table.

Grants of Plan-Based Awards Table, page 39

19.
Please remove the amounts under the Target and Maximum columns in the Estimated Future Payouts under Equity Incentive Plan Awards as these numbers seem to refer to a stock award that is already fully vested and does not depend on the satisfaction of certain conditions. See Item 402(d)(2)(iv) of Regulation S-K. In addition, if you provide this table, please note that the information you would need to include under Item 402(d) would only relate to grants of awards in the last completed fiscal year. We note that the information you have provided is for 2007.

Response

Please be advised that we have removed the Grants of Plan-Based Awards Table as it is not required for a smaller reporting company.

Performance-Based Compensation Chart, page 40

20.	Please explain how you calculated the bonus shares of common stock for performance for Yulong Wan, Fang Nie, and Jun Yang without a performance score factor.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

Response

In response to the Staff’s comment, we have disclosed the performance score factors of Yulong Wan, Fang Nie and Jun Yang in the table exhibiting all of the performance-based compensation made to our executive officers in 2008 for their 2007 performance on page 42.

Security Ownership of Certain Beneficial Owners and Management, page 41

21.
According to the cover page of the Form 10-K, the number of shares held by affiliates on June 30, 2008 was 17,441,647. According to the Beneficial Owners Table, the number of shares held by affiliates was of December 31, 2008 was 5,210,355. Please explain this decrease in shares held by affiliates.

Response

In response to Staff’s comment, we have added a footnote to the Beneficial Owners Table on page 43 of the Registration Statement.  The total amount of shares of 5,210,355 in the Beneficial Owners Table does not include 12,231,292 shares held by employees of the Company.  All voting power in such 12,231,292 shares has been transferred to Mr. Pingji Lu by the employees who hold such shares.

Management's Discussion and Analysis, page 42

General

22.
Please include disclosures of the critical accounting estimates made related to your assets, liabilities, revenues and expenses included in your consolidated financial statements. Examples would include (a) fair value of your warranty and derivative liabilities; (b) evaluation of real estate held for development or sale for impairment; (c) evaluation of deposits on land use rights for impairment; and (d) evaluation of intangible assets, net for impairment. Please note that this is not a complete list. For each critical accounting estimate, your disclosures should address each of the following, at a minimum:

•
An explanation of the significance of the accounting estimate to your financial condition, changes in financial condition and results of operations and, where material, an identification of the line items in your financial statements affected by the accounting estimate;

•	Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
•
A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumptions underlying the accounting estimate or by using the reasonably possible range of the accounting estimate; and

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

•
A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response

In response to the Staff’s comment, we have include disclosures of the critical accounting estimates made related to our assets, liabilities, revenues and expenses included in our consolidated financial statements on page 44 of the Registration Statement.

23.
We note that the majority of your December 31, 2008 total assets is comprised of real estate held for development or sale (27.3%), deposits on land use rights (21.3%), and intangible assets, net (20.7%). We further note that your market capitalization as of December 31, 2008 was approximately $40 million as compared to total shareholders' equity as of December 31, 2008 of approximately $84.6 million. As your market capitalization is significantly below total shareholders' equity, please address the following in your critical accounting estimates disclosures, at a minimum:

•
Whether you have assessed the assets included in each of these line items for impairment in accordance with SFAS 144, as it appears that events described in paragraph 8 of SFAS 144 have occurred. If you did not assess these assets for impairment during fiscal year 2008, please provide investors with a detailed explanation as to why given the significant difference between your market capitalization and total shareholders' equity.

•
Provide investors with an understanding of the factors that are causing the difference between your market capitalization and total shareholders' equity to allow investors to understand why your assets are not impaired as of December 31, 2008. If you are relying on a control premium as a factor contributing to part of the difference, please ensure your disclosure provides a detailed explanation as to how you determine the control premium is reasonable.

•
If you have assessed each or any of these assets for impairment, please provide a detailed discussion of the methodology used, the material assumptions included in the methodology, and a sensitivity analysis of the material assumptions using other reasonably likely inputs.

•
Specifically for your intangible assets, net we note that your agreement with the Baqiao District Government of Xi'an City for the development of Baqiao Science & Technology Industrial Park consisting of 487 acres expires during June 2011. As of December 31, 2008, you have sold the development rights for 18.4 acres and have a plan in place for 79 acres, leaving 389.6 acres undeveloped. Please include a detailed discussion as to how your assessment of the realizability of the $46 million intangible asset for the Baqiao development rights considered the fact that 80 percent of the acres remains unsold and/or without a development plan in consideration as of December 31, 2008. Please also disclose what the impact is to you if you do not complete the development of the Biqiao Project 487 acres by June 2011.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

Please note that Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. This could include uncertainties regarding the recoverability of recorded assets. Refer to the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss."

Response

In response to the Staff’s comment, we have included the following on pages 44, 45 and 46 of the Registration Statement:

The Company conducts regular review to its assets for impairment, which include real estate inventories, intangible assets, deposits on land use rights and other significant accounting line items. After our year end review and assessment, we concluded that there is not significant decreases in the market price for our long-lived asset and real estate inventories. The average sale price in Xi’an City was quite stable during 2008 and according to Xi’an Bureau of Statistics’ data, the average sale price increased to 4,455RMB per sq. meter (approximately US$650 per sq. meter), representing approximately 18% year-on-year growth.

The Company’s intangible asset is mainly related to the exclusive rights to develop 487 acres land in Baqiao area that we acquired during 2007. We assessed the fair value of this intangible asset based on the current-period operating cash flow and a projection of future cash flow. This method is intended to match the pattern of amortization with the income-generating capacity of the assets. It is the Company’s understanding that the cooperation agreement with Baqiao District Government will be extended after June 2011. Based on the prevailing market condition in Xi’an city we concluded that there is not need for impairment.

As of July 19, 2009, our market capitalization is approximately $169 million.

We evaluate the recoverability of our real estate developments taking into account several factors including, but not limited to, our plans for future operations, prevailing market prices for similar properties and projected cash flows.

We review real estate projects, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value to the estimated undiscounted future cash flows expected as a result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets.

Our significant judgments and estimates related to impairment include our determination if an event has occurred to warrant an impairment test. If a test is required, other significant judgments and estimates include our expectations of future cash flows, and the calculation of the fair value of the assets impaired.

When real estate costs are determined to be impaired, they are written down to their estimated net realizable value. The Company evaluates the carrying value for impairment based on the undiscounted future cash flows of the assets. Write-downs of real estate costs deemed impaired would be recorded as adjustments to the cost basis. No impairment loss was incurred or recorded for the year ended December 31, 2008 and three months ended March 31, 2009.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

The following summarizes the components of real estate inventories as at December 31, 2008 and 2007:

	2008	2007

Finished projects	$10,181,827	$16,130,130
Construction in progress	50,468,184	24,856,801

Total real estate held for development or sale	$60,650,011	$40,986,931

Intangible asset

	2008	2007
Intangible acquired	$47,334,342	$49,412,847
Accumulated amortization	(1,290,682)	(1,207,150)

Intangible assets, net	$46,043,660	$48,205,697

As of December 31, 2008, the amount recorded for its intangible assets were $46,043,660 (December 31, 2007 - $48,205,697). The Company evaluates its intangible assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Based on the estimated future cash flows, the Company records a write-down for impairments, if appropriate. For the year ended December 31, 2008, the Company has recorded $0 (2007 - $1,157,758) of amortization on the intangible asset.

The Company amortized the intangible asset based on the percentage of the profit margin realized over the total expected profit margin to be realized from 487 acre land in the Baqiao project.  During fiscal 2007, the Company sold 18.5 acre land and the related profit margin realized on that sale represents 2.4% of total estimated profit margin on the whole 487 acre project, therefore the Company amortized  $1,157,758 (2.4% ) of total intangible asset during fiscal 2007.  This method is intended to match the pattern of amortization with the income –generating capacity of the intangible asset.

Management re-evaluated the expected profit margin from the 487 acre land as at December 31, 2008 and recalculated the intangible amortization related to the 2007 land sales based on the new estimate. As a result, management found the difference resulted from change of estimate is not material.  Therefore there is no adjustment made in fiscal 2008 due to the change of accounting estimate of total profit margin in 487 acres land.

Deposits on land use rights

	2008	2007

Deposits on land use rights	47,333,287	29,694,103

We conducts regular review to our deposits on land use right. After our year end review and assessment, we concluded that there is not significant decrease in the market price and not need for impairment. The average sale price in Xi’an city is quite stable during 2008 and according to Xi’an bureau of statistics’ data, the average sale price increased to 4,455RMB/Sq. meter ($650/Sq. meter), and representing about 18% year-on-year growth.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

24.
Please expand MD&A to discuss any material trends or uncertainties that may impact your income from continuing operations, short-term or long-term liquidity, and financial condition. Please also discuss whether you expect your financial position to remain at its current level or to increase or decrease. See Item 303 of Regulation S-K.

Response

In response to the Staff’s comment, we have expanded the MD&A discussion to include the following on page 46 of the Registration Statement:

Material trends and uncertainties that may impact our continuing operations

        Changes in national and regional economic conditions, as well as local economic conditions where we conduct our operations and where prospective purchasers of our homes live, may result in more caution on the part of homebuyers and consequently fewer home purchases. According to the data from Xi’an Bureau of Statistics, Xi’an city’s real estate transaction volume (in terms of sq. meter signed) decreased about 30% in 2008 compared to 2007. As currently all our projects are in Xi’an city, the downturn of the real estate market in Xi’an caused the decline of our operating revenues in 2008. Since 2009, we see the market sentiment has improved and the transaction volume has increased compared to same period of 2008. During the first quarter of 2009, our revenue increased approximately 192% over same period 2008.

        Virtually all purchasers of our homes finance their acquisitions through lenders providing mortgage financing. A substantial increase in mortgage interest rates or unavailability of mortgage financing would adversely affect the ability of prospective homebuyers to obtain the financing they would need in order to purchase our homes, as well as adversely affect the ability of prospective move-up homebuyers to sell their current homes. For example, if mortgage financing became less available, demand for our homes could decline. A reduction in demand could also have an adverse effect on the pricing of our homes because we and our competitors may reduce prices in an effort to better compete for home buyers. A reduction in pricing could result in a decline in revenues and in our margins. We do not expect any substantial change of current mortgage policy and the prevailing mortgage rate in the near future.

        The real estate development industry is capital intensive, and development requires significant up-front expenditures to acquire land and begin development. Accordingly, we incur substantial indebtedness to finance our homebuilding and land development activities. Although we believe that internally generated funds and current borrowing capacity will be sufficient to fund our capital and other expenditures (including land acquisition, development and construction activities), the amounts available from such sources may not be adequate to meet our needs. If such sources are not sufficient, we would seek additional capital in the form of debt or equity financing from a variety of potential sources, including bank financing and/or securities offerings. The availability of borrowed funds, to be utilized for land acquisition, development and construction, may be greatly reduced, and the lending community may require increased amounts of equity to be invested in a project by borrowers in connection with new loans. Failure to obtain sufficient capital to fund its planned capital and other expenditures could have a material adverse effect on our business.

        In addition, regulatory requirements could cause us to incur significant liabilities and operating expenses and could restrict our business activities. We are subject to statutes and rules regulating, among other things, certain developmental matters, building and site design, and matters concerning the protection of health and the environment. Our operating expenses may be increased by governmental regulations such as building permit allocation ordinances and impact and other fees and taxes, which may be imposed to defray the cost of providing certain governmental services and improvements. Any delay or refusal from government agencies to grant us necessary licenses, permits and approvals could have an adverse effect on our operations.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

As of March 31, 2009, we had $10,598,200 of cash and cash equivalents, a decrease of $26,827,140, compared with $37,425,340 of cash and cash equivalents as of December 31, 2008.

The company believes that the combination of present capital resources, internally generated funds, and unused financing sources are more than adequate to meet cash requirements for the year 2009. We intend to meet our liquidity requirements, including capital expenditures related to the purchase of land for the development of our future projects, through cash flow provided by operations and additional funds raised by future financings. Upon acquiring land for future development, we intend to raise funds to develop our projects by obtaining mortgage financing mainly from local banking institutions with which we have done business in the past. We believe that our relationships with these banks are in good standing and that our real estate will secure the loans needed. We believe that adequate cash flow will be available to fund our operations.

Consolidated Operating Results, page 43

25.	Please consider expanding the table of the revenues earned for each period presented by project to include the following additional information by project for each period presented:

Total gross floor area (GFA) available for sale
Percentage of completion of the construction
Percentage of the GFA sold
Residential sales price per GFA

This additional disclosure will allow investors to better understand the revenue recognized for each period and the status of each project for future considerations.

Response

In response to the Staff’s comment, we have expanded the table of the revenues earned for each period presented by project to include the following additional information by project for each period presented on page 52:

Total gross floor area (GFA) available for sale
Percentage of completion of the construction
Percentage of the GFA sold
Residential sales price per GFA

26.
We note that selling, general, and administrative expenses (SG&A) for fiscal year 2008 increased to $8.5 million versus $2.9 million for fiscal year 2007. The explanations you have provided for the increase results in approximately $2.3 million of the increase being unexplained. Please further revise your disclosure to provide investors with an explanation for the remaining $2.3 million increase, especially in light of the fact that SG&A as a percentage of revenues was 32% for fiscal year 2008 as compared to 3.9% for fiscal year 2007.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

Response

Please be advised that we have revised the disclosure on page 55 of the Registration Statement to address the Staff’s comment.

27.
We note that as of December 31, 2008 you have an outstanding accounts receivable, net balance of $813,122 versus $12,107,882 as of December 31, 2007. We further note that your allowance for doubtful accounts balance is $1,278,156 as of December 31, 2008 versus $94,514 as of December 31, 2007. Please provide a detailed explanation as to the specific events or factors that caused you to significantly increase your allowance for doubtful accounts even though your accounts receivable, net balance significantly declined from the previous period presented.

Response

Please be advised that we have revised the disclosure on page 55 of the Registration Statement to address the Staff’s comment.

28.
Please revise your disclosures for the change in fair value of embedded derivatives and the change in fair value of warrants to explain the specific assumptions that changed that resulted in the significant decline in value of these liabilities.

Response

Please be advised that we have revised the disclosure by adding the tables on pages 56 and 57 of the Registration Statement to explain the specific assumptions that changed that resulted in the decline in value of embedded derivatives and warrants to address the Staff’s comment.

Debt leverage, page 49

29.
We note that the balance of the promissory note for the New Land acquisition is $5.6 million as of December 31, 2008. We also note that you requested an extension to December 31, 2009 to repay the remainder of the loan, which was approved by the holders. Please disclose the reasons you requested the loan to be extended.

Response

In response to the Staff’s comment, we have disclosed the following on page 59 of the Registration Statement:

The Company has loans payable to previous shareholders of New Land totaling to $8,429,889 at December 31, 2008. $5,606,449 of the total relates to the acquisition of New Land and New Land’s original shareholders have agreed to extend the loan to December 31, 2009.  We had requested this extension in order to utilize the funds for our operations.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

Liquidity and Capital Resources, page 49

30.
We note that you have several projects currently under construction or under planning. Please expand your discussion of capital resources to disclose any material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. See Item 303(a)(2) of Regulation S-K.

Response

Please be advised that we have revised the disclosure on page 59 to address the Staff’s comment.

31.
We note that the credit line for real estate development with China Construction Bank Xi'an Branch contains a requirement that you meet certain bank covenants. Refer to your disclosure in note 12. Please disclose the financial covenants required to be met for your credit line and any other debt instrument containing financial covenants. Please also disclose the impact to your consolidated financial statements if you are unable to meet these covenants.  Finally, please also include the minimum/maximum ratios and amounts permitted under the financial covenants in addition to the actual ratios and amounts achieved for the current reporting period, if there is a reasonably likely chance you could breach these covenants. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Response

Please be advised that we have revised the disclosure on page 59 to address the Staff’s comment.  As the Company has met the covenants required for the credit line, there is no change to the note to the consolidated financial statements.

Liquidity expectation, page 50

32.
We note that you have a credit line with a limit of $147 million, of which you have drawn $22 million as of December 31, 2008. Please revise your disclosure to state the amount available under the credit line without violating any covenants. Please further explain what consideration you have given to the impact on your liquidity if you are unable to draw on the available balance in light of the current credit crisis, which also appears to be impacting businesses in China. Please also explain the impact to your liquidity and your operations if you are unable to obtain additional loans that are secured by your real estate.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

Response

Please be advised that we have revised the disclosure on page 59 to address the Staff’s comment.

Audited Financial Statements for the Years Ended December 31, 2008, 2007 and 2006, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-8

Deposits on Land Use Rights, page F-12

33.	Please revise your disclosure to clarify how you are accounting for these deposits (i.e., when these costs will be included in real estate held for development or sale).

Response

In response to the Staff’s comment, we have included the following disclosure on page F-12 of the Registration Statement:

The deposits on land use rights consist of deposits held by the PRC government to purchase land use rights in Baqiao and other projects under planning. The deposits on land use rights will be included in the real estate held for development or sale when the Company purchases the land use rights.

Intangible Assets, page F-12

34.
Please revise your disclosure to clarify what you mean by "amortization is based on the acreage of land sold or developed and weighted-average expected profit margins." In this regard, you sold in fiscal year 2007 approximately 3.8% of the total 487 acres to be developed. However, it is unclear whether you amortized 3.8% of the intangible asset for the sale in fiscal year 2007.

Response

In response to the Staff’s comment, we have revised the disclosure on page F-12 of the Registration Statement.  Please be advised that we amortized the intangible asset based on the percentage of the profit margin realized over the total expected profit margin to be realized from the 487 acres of land in the Baqiao project.  During fiscal 2007, we sold 18.5 acres of land and the related profit margin realized on that sale represents 2.4% of total estimated profit margin on the whole 487 acre project. Therefore, we amortized $1,157,758 (2.4% ) of total intangible asset during fiscal 2007.  This method is intended to match the pattern of amortization with the income-generating capacity of the intangible asset.

Management re-evaluated the expected profit margin from the 487 acres of land as at December 31, 2008 and recalculated the intangible amortization related to the 2007 land sales based on the new estimate. As a result, management found the difference that resulted from the change of estimate to be not material.  Therefore there is no adjustment made in fiscal 2008 due to the change of accounting estimate of total profit margin in 487 acres of land.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

Fair Value of Financial Instruments, page F-12

35.
We note that you estimate the fair value of your warrant and derivative liabilities using level 2 inputs, as defined in SFAS 157. We further note that you use the market approach to estimate the fair value of these liabilities. Please revise your disclosure to explain the method(s) and material assumptions used to estimate the fair value of each of these liabilities. Refer to paragraphs 18.a., 28, 29 and 32.e. of SFAS 157 for guidance.

Response

In response to the Staff’s comment, we have revised the disclosure on page F-12 of the Registration Statement as follows:

The Company primarily applies the income approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs.

The fair value of warrants liabilities and embedded conversion option liabilities are determined using the Cox-Ross-Rubinstein (“CRR”) Binomial Lattice Model, which requires the input of highly subjective assumptions. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. The risk-free rate of interest is based on the U.S. Treasury rates appropriate for the expected term of the award. Expected dividend yield is projected at 0%, as the Company has not paid any dividends on our common stock since our inception and we do not anticipate paying dividends on our common stock in the foreseeable future. Expected volatility is based on our historical volatility and the historical volatilities of the common stock of comparable publicly traded companies.

Deferred tax, page F-15

36.
We note that you have recognized a valuation allowance for the full amount of your deferred tax assets for each period presented. We further note that your deferred tax assets are for PRC subsidiary operating losses and US operating losses. Please revise your disclosure to explain why you do believe it is more likely than not that these deferred tax assets will not be realized.

Response

We advise the Staff that the Company only incurred expenses in the U.S. holding company such as investor relationship fees and general administrative expenditures. Management has no expectation of income from US operations. Our PRC operation losses are from certain subsidiaries which are either a holding company for other subsidiaries or still in the start up stage.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

In response to the Staff’s comment, we have revised the disclosure on page F-15 of the Registration Statement as follows:

As of December 31, 2008, the Company’s PRC subsidiaries have a net operating loss carry forward of approximately $2,356,757, which will begin to expire in 2013. The Company has a U.S. net operating loss carry forward of approximately $2,768,525, which will begin to expire in 2026. Since those entities have no prior earnings history and the Company is uncertain on the utilization of these losses in the future, a valuation allowance for the full amount was recognized.

Note 13 – Convertible debt, page F-20

37.
We note your statement, "[a]pproximately 215,620 warrants are also available as a management incentive if certain milestones are met." It appears as though these warrants are awards of share-based compensation to management that contain a market condition. However, it does not appear as though you have recognized compensation expense for these warrants. Please provide us with your analysis of the accounting for these warrants including the specific authoritative literature that supports your accounting. Refer to paragraphs 4 and 19 of SFAS 123R for guidance. Further, please revise your disclosure to provide all of the information required by paragraph 64 of SFAS 123R. Also refer to paragraphs A240-A241 of SFAS 123R for additional guidance.

Response

We advise the Staff that according to the convertible debenture security purchase agreement signed by the Company and convertible debenture holders, “if the aggregate principal amount of the Convertible Notes is reduced to US$0 as a result of prepayment by the Company. . . or as a result of any optional conversion by the Investors or mandatory conversion by the Company of the Convertible Notes,” then convertible debenture holders agrees to surrender to the Company of 215,620 warrants (the “Incentive Warrants”).  The Company may hold in treasury and reissue to the officers and directors of the Company any Warrants surrendered by the Investors.

The Incentive Warrants are not share-based payment incurred by the Company.  Therefore, it is not within the scope of SFAS 123R. Since none of the conditions for the Incentive Warrants has been met as at December 31, 2008 and March 31, 2009, the Company did not record any accounting treatment for the transaction.

Please be advised that we have revised the disclosure in the audited financial statements for the years ended December 31, 2008, 2007 and 2006 on page F-20 and the unaudited interim financial statement for the period ended March 31, 2009 to reflect the nature of the Incentive Warrants.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

38.
We note that you have concluded the "embedded derivative associated with the convertible debt meet the definition of a derivative instrument." Please revise your disclosure to clarify what the embedded derivative is (e.g., the embedded conversion option). Please also provide us with your analysis as to how you determined the embedded derivative is required to be bifurcated, recognized as a liability and marked-to-market at each reporting period. Please ensure your analysis includes the specific authoritative literature that supports your accounting. Refer to paragraphs 12 and 11 of SFAS 133 and EITF 00-19 and EITF 05-2 for guidance. Please also revise your disclosures, as appropriate, to communicate all material terms of the conversion option to investors so that they understand how you arrived at your conclusion that the conversion option is required to be bifurcated.

Response

We advise the Staff that because the convertible notes are denominated in U.S. dollars and our functional currency is the Chinese Renminbi, we concluded that the embedded conversion option does not meet the exemption provided in FAS 133, paragraph 11(a)(1).  That conclusion is now embodied in EITF Issue 07-5 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.”

We have revised the disclosure to clarify that the embedded derivative is the embedded conversion option and the reason why it has been bifurcated on page F-20.

39.
We note that you have also concluded that the warrants issued meet the definition of a derivative instrument in accordance with SFAS 133 and require classification as liabilities and marked-to-market at each reporting date. Please provide us with your analysis as to how you determined the warrants issued with your convertible debt require liability classification and market-to-market accounting including the specific authoritative literature that supports your accounting. In this regard, the warrants are indexed to your common stock and do not appear to meet any of the criteria in EITF 00-19 for liability classification based on your disclosure of the material terms of the warrants. Refer to paragraph 11(a) of SFAS 133 and EITF 00-19 for guidance. Please also revise your disclosures, as appropriate, to disclose all material terms of the warrants, including the terms that result in your conclusion that the warrants meet the definition of liabilities.

Response

We advise the Staff that as discussed above in our response to Comment 38, because the warrants are denominated in U.S. dollars and our functional currency is the Chinese Renminbi, the warrants do not meet the exemption provided in FAS 133, paragraph 11(a)(1).  We have revised the disclosure to clarify this on page F-20.

Note 16 – Shareholders' Equity, page F-21

40.
We note that the warrants issued with the common stock issuances contain a provision that gives the holder the right to demand payment for the warrant based on a Black-Scholes valuation model. However, we note that you have estimated the fair value of the warrants using the CRR Binomial Lattice model. It is unclear why you have estimated the fair value of the warrants using a model other than the one required to be used to determine the cash payment. Please revise your disclosure to clearly explain why it is appropriate to use a different model, including the quantitative impact to the consolidated financial statements for the difference between the two valuation models.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

Response

We advise the Staff that the CRR Binomial Lattice model allows the limitation to be included and determine the fair value in one step.  The Black-Scholes model require multiple steps.  The fair-value determined by both models are similar.

The warrants that give the holder the right to demand payment (in the event of a “Fundamental Transaction,” as defined) are those warrants issued on May 7, 2007 and discussed in sub-part 5 of Note 16.  We have revised the disclosure to clarify that it is these warrants that are being referred to.  In addition to this provision, the warrants also provide that the Company can call the warrants (thus effectively forcing their exercise) if the market price of the common stock exceeds 200% of the exercise price for a 20 day period and we have revised the disclosure to note this provision.  In addition, all warrants are denominated in U.S. dollars and because our functional currency is the Chinese Renminbi, as discussed above, the exemption provided by FAS 133, paragraph 11(a)(1) is not available.  We have also revised the disclosure to clarify this.

The Company’s ability to call the warrants for redemption (and thus force their conversion) if the market price exceeds 200% of the exercise price reduces the fair value of the warrants from the value that would be appropriate without that provision.  The CRR Binomial Lattice model allows that limitation to be included in determining the fair value of the warrants, which a simple Black-Scholes model does not.  Otherwise, the Company has to perform two steps of Black-Scholes model calculations, which results in similar fair value.  For that reason, we have used the CRR Binomial Lattice model.  We have revised the disclosure to explain this and to disclose the amount we would be required to pay if the holder were able to demand payment based on a Black-Scholes model.

41.
We note that you used July 2, 2008 as the grant date/measurement date for the 750,000 shares of common stock issued to members of management. We further note your disclosure on page 34 that the restricted shares were paid in 2008 in consideration of the performance of the employees in 2007. If the service period for earning the shares of common stock was fiscal year 2007 and the terms of the stock incentive plan was known to members of management during fiscal year 2007, it is unclear why the fair value of the grant was not estimated during fiscal year 2007 and the compensation expense was not recognized during fiscal year 2007. Please provide us with your analysis of the stock incentive plan and the guidance in SFAS 123R for the 750,000 common stock issuance to the members of management. Please also revise your disclosure to provide investors with an understanding of the stock incentive plan including its material terms, how you determined it was appropriate to estimate the fair value of the grant of common stock on the payment date, and why you recognized the compensation expense in fiscal year 2008 even though the service period was during fiscal year 2007. Please also consider whether there was a stock-based compensation grant during fiscal year 2008 that should have been recognized even though it will not be "paid" until fiscal year 2009. Please refer to paragraphs 39-42 of SFAS 123R for guidance.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

Response

Plan Description

We adopted the 2007 Stock Incentive Plan (the “Plan”) effective in July 2007. The Plan is designed to attract, reward and retain personnel and provide for the grant of awards of restricted stock to the Company’s employees, officers, consultants and directors if the Company achieves certain performance goal established by the Board. We may issue up to 1,000,000 shares in the form of restricted shares.  The plan is administrated by the Board or the Compensation committee appointed by the Board. Normally the vesting of the Restricted Shares will occur over a year period of time (the “Performance Period”).

The Restricted Share Award

Due to the fact that our 2007 after tax net income was greater than $16.3 million, in mid 2008, we planned to grant restricted share awards to our management for their fiscal 2007 performance.  However, the number of restricted shares to be granted to individual members of management needed to be determined based on his or her performance assessment and required to be approved by our Compensation Committee. Therefore, the restricted share reward remains uncertain until the Board and the Compensation Committee has reviewed and approved the grant of the total of 750,000 restricted shares on July 2, 2008.  The Company issued shares on July 3, 2008.

Measurement of 750,000 Restricted Share Award

Since the restricted shares were granted to the employees of the Company and in accordance with paragraph 10 of SFAS 123R, the share based compensation with employees should be “measured based on the grant-date fair value of the equity instruments issued.”

According to paragraph A77 of SFAS 123R, “the definition of grant date requires that an employer and employee have a mutual understanding of the key terms and conditions of the share-based compensation arrangement.”  As at December 31, 2007, the key terms of restricted share rewards, i.e., the number of restricted shares to be awarded, is unknown to the member of management because it depends on each member’s performance assessment and the Board or the Compensation Committee’s review and approval completed on July 2, 2008. In addition, paragraph A77 of SFAS 123R indicates that “awards made under an arrangement that is subject to shareholder approval are not deemed to be granted until that approval is obtained.”  The total of 750,000 restricted shares was only approved by the Board on July 2, 2008.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

In conclusion, the grant date of restricted shares is determined to be July 2, 2008 and the fair value of restricted shares was calculated based on the grant date’s closing price of $3.99.

Recognition of the 750,000 restricted share award

In accordance with paragraph 39 of SFAS 123R, the restricted share reward cost should be recognized “over the requisite service period.”   Under paragraph 41 of SFAS 123, the beginning of the requisite service period is defined as the “service inception date.” According to paragraph A79 of SFAS 123R, “the service inception date usually is the grant date, but the service inception date precedes the grant date if (a) an award is authorized, (b) service begins before a mutual understanding of the key terms and conditions of a share-based payment award is reached, and (c) either of the following conditions applies: (1) the award’s terms do not include a substantive future requisite service condition that exists at the grant date or (2) the award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in forfeiture of the award.”

We determined the grant date of the restricted share award to be July 2, 2008. The related restricted share compensation cost cannot be recognized in fiscal 2007 because as at December 31, 2007, the 750,000 restricted shares award was not authorized and the mutual understanding of the key terms and conditions of the compensation was not reached.

Based on the above analysis, we did not accrue and recognized any restricted share award cost in fiscal 2007. We estimated the fair value of the 750,000 restricted shares based on its fair value at the grant date of July 2, 2008. The fair value is calculated based on the closing share price on July 2, 2008 and determined to be $3,000,000, which was recognized in fiscal 2008.

As disclosed in the fiscal 2008 audited financial statement page F-23, we have accrued $78,600 stock based compensation expense as at December 31, 2008 for the 54,583 common shares granted in the first quarter of fiscal 2009 due to 2008 employment contracts with certain directors and officers.

Since the Company did not achieve its fiscal 2008 performance goal, there was no additional restricted share compensation to be considered at December 31, 2008.

Please be advised that we have revised the related disclosure in the audited financial statements for the years ended December 31, 2008, 2007 and 2006 on page F-23 and the unaudited interim financial statement for the period ended March 31, 2009.

Note 19 – Earnings Per Share, page F-24

42.	Please revise your disclosure to include the share information for each potentially dilutive security as required by paragraph 40.c. of SFAS 128.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

Response

Please be advised that we have revised the disclosure in Note 19 on Page F-24 of the Registration Statement to address the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

43.	Please address the comments issued under the Form S-1 in your future periodic reports, as applicable.

Response

We acknowledge the Staff’s comment.  We will address the comments issued under the Form S-1 in our future periodic reports.

Disclosure Controls and Procedures, page 61

44.	We note that you do not reference the correct rules under the Exchange Act for disclosure controls and procedures. Please amend your 10-K to refer to Exchange Act Rules 13a-15(e) and 15d-15(e).

Response

Please be advised that we have revised on Amendment No. 2 to the Form 10-K to refer to Exchange Act Rules 13a-15(e) and 15d-15(e).

45.
We note your disclosure that your certifying officers concluded that your "disclosure controls and procedures there were still room for improvement as of the end of the period covered by this report." As disclosed, your evaluation does not fully conform to the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act and does not include an appropriate conclusion as to whether your disclosure controls and procedures were "effective" or "not effective." In this regard, please amend your 10-K to clarify that your disclosure controls and procedures were "effective" or "not effective" to ensure that information required to be disclosed in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. To the extent you identify any material weaknesses, please describe them in full, any steps you have taken to remediate the material weaknesses, and whether you believe the material weaknesses still exist at the end of the period covered by the report. Additionally, if your certifying officers conclude that your disclosure controls and procedures and internal control over financial reporting are not effective as of December 31, 2008, please include risk factor disclosure regarding these conclusions and any material weaknesses. Please also comply with this comment in future Exchange Act filings.

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

Response

Please be advised that we have deleted the sentence “disclosure controls and procedures there were still room for improvement as of the end of the period covered by this report” and have concluded that our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting, page 61

46.	Please amend your 10-K to comply with Item 308T of Regulation S-K. Specifically, please include the following:

•	a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for you;
•	a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting; and
•
management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the registrant's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

Response

Please be advised that we have amended our 10-K to comply with Item 308T of Regulation S-K.

Certifications

47.
Because the certifications as filed with your original Form 10-K incorrectly identified the report with which they were filed, you must refile your full Form 10-K as an amendment with the corrected certifications attached. In addition, we note several other instances in which the certifications required by Exchange Act Rule 13a-14(a) do not conform to the language contained in Item 601(b)(31)(i) of Regulation S-K. In the Form 10-K amendment, please file new certifications to correct the following issues:

Please revise paragraph 1 to identify the correct report;
Please refrain from replacing the word "report" with "annual report" in paragraphs 2, 3, and 4(a);
Please include the phrase "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) in the appropriate place in paragraph 4;
Please include paragraph 4(b) in the certifications;
In paragraph 4(c), please include the language "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" instead of "fourth fiscal quarter"; and

Xiaohong Feng
China Housing & Land Development, Inc.
July 29, 2009

Please ensure that the certifications otherwise conform to the language in Item 601(b)(31)(i).

Response

Please be advised that we have revised our certifications to address the Staff’s comment.

The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the company also acknowledges that staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses would be helpful in your review of our registration statement amendment.  Please feel free to contact me or our legal counsel Cadwalader, Wickersham & Taft LLP, Jiannan Zhang at +86 10 6599-7270 or via fax at +86 10 6599-7300 in case of any further comments or questions in this regard.  We are delivering a hard courtesy copy of this letter as well as the Amendment No. 7 to the Registration Statement.

Sincerely yours,

CHINA HOUSING AND LAND DEVELOPMENT, INC.

By:	/s/ Xiaohong Feng
Name: Xiaohong Feng
Title: Chief Executive Officer

By:	/s/ Cangsang Huang
Name: Cangsang Huang
Title: Chief Financial Officer
(Principal Financial and
Accounting Officer)